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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                       REXENE CORPORATION
                       ------------------
                        (Name of Issuer)


             Common Stock, Par Value $0.01 Per Share
             ---------------------------------------
                 (Title of Class of Securities)


                           761683-10-1
                           -----------
                         (CUSIP Number)


                      Edward A. Szarkowicz
          Household Commercial Financial Services, Inc.
                        2700 Sanders Road
                 Prospect Heights, IL 60070-2799
                          708/564-7081
- ----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         August 10, 1994
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

                            SCHEDULE 13D
CUSIP NO. 761683-10-1                         Page 2 of 8 Pages
- ---------------------                         -----------------

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP NO. 761683-10-1                         Page 3 of 8 Pages
- ---------------------                         -----------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Household Commercial of California, Inc.
    36-3484221

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) (  )
                                                           (b) (  )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
    00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   (  )
    PURSUANT TO ITEMS 2(d) OR 2(E)

 6  CITIZEN OR PLACE OF ORGANIZATION

    CALIFORNIA

- --------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER            423,582
    SHARES
BENEFICIALLY    8   SHARED VOTING POWER                0
   OWNED BY
    EACH        9   SOLE DISPOSITIVE POWER       423,582
  REPORTING
 PERSON WITH   10   SHARED DISPOSITIVE POWER           0
- --------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 423,582

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            (  )

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    See attachment "A" listing sales since October 1, 1992 13D filing. Reporting Person now owns 4.0% of class. Reporting Person ceased to be beneficial owner of more than five percent of this class on August 10, 1994.

14  TYPE OF REPORTING PERSON*

                                                      CO

                            SCHEDULE 13D
CUSIP NO. 761683-10-1                         Page 4 of 8 Pages
- ---------------------                         -----------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Household International, Inc.
    36-3121988

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) (  )
                                                           (b) (  )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
    00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   (  )
    PURSUANT TO ITEMS 2(d) OR 2(E)

 6  CITIZEN OR PLACE OF ORGANIZATION

    DELAWARE

- --------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER            423,582
    SHARES
BENEFICIALLY    8   SHARED VOTING POWER                0
   OWNED BY
    EACH        9   SOLE DISPOSITIVE POWER       423,582
  REPORTING
 PERSON WITH   10   SHARED DISPOSITIVE POWER           0
- --------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 423,582

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            (  )

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    See attachment "A" listing sales since October 1, 1992 13D filing. Reporting Person now owns 4.0% of class. Reporting Person ceased to be beneficial owner of more than five percent of this class on August 10, 1994.

14  TYPE OF REPORTING PERSON*

                                                      HC

                            SCHEDULE 13D
CUSIP NO. 761683-10-1                         Page 5 of 8 Pages
- ---------------------                         -----------------

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               HOUSEHOLD INTERNATIONAL, INC.


                               November 21, 1994
                               ------------------------------------
                               (Date)

                               /s/ John W. Blenke
                               ------------------------------------
                               (Signature)

                               John W. Blenke
                               Assistant General Counsel & Secretary
                               -------------------------------------
                               (Name/Title)

                            SCHEDULE 13D
CUSIP NO. 761683-10-1                         Page 6 of 8 Pages
- ---------------------                         -----------------

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               HOUSEHOLD COMMERCIAL OF CALIFORNIA, INC.


                               November 21, 1994
                               ------------------------------------
                               (Date)

                               /s/ Edward A. Szarkowicz
                               ------------------------------------
                               (Signature)

                               Edward A. Szarkowicz
                               Assistant Vice President
                               Senior Counsel
                               -------------------------------------
                               (Name/Title)

U:\WP\EMP819\EDGAR\13D.WP

                            SCHEDULE 13D
CUSIP NO. 761683-10-1                         Page 7 of 8 Pages
- ---------------------                         -----------------
                         SCHEDULE A, ITEM 13
                         -------------------

Transaction                                             Sale
       Date        Shares Sold       Sale Price       Method
- -----------        -----------       ----------       ------
    6/21/94              5,000           $10.00       Broker
     8/9/94              5,000            10.50       Broker
    8/10/94              5,000            11.50       Broker

                            SCHEDULE 13D
CUSIP NO. 761683-10-1                         Page 8 of 8 Pages
- ---------------------                         -----------------
                         SCHEDULE A, ITEM 13
                         -------------------

Transaction                                             Sale
       Date        Shares Sold       Sale Price       Method
- -----------        -----------       ----------       ------
    6/21/94              5,000           $10.00       Broker
     8/9/94              5,000            10.50       Broker
    8/10/94              5,000            11.50       Broker
    8/15/94              5,000            13.00       Broker
    8/16/94              5,000            13.13       Broker
    8/17/94              5,000            13.63       Broker
    8/19/94              6,100            13.34       Broker
    8/22/94              3,900            13.75       Broker
    8/23/94              5,000            13.75       Broker
    8/23/94              5,000            13.88       Broker
    8/30/94              5,000            14.25       Broker
    8/31/94              5,000            14.75       Broker
     9/1/94              5,000            14.75       Broker
     9/2/94              5,000            14.75       Broker
     9/6/94              5,000            15.00       Broker
     9/7/94              5,000            14.80       Broker
     9/8/94              5,000            14.88       Broker
    9/12/94              5,000            15.13       Broker
    9/15/94              5,000            15.13       Broker
    9/16/94              1,600            15.00       Broker
    9/19/94              2,000            15.13       Broker
    9/23/94              5,000            16.00       Broker
    9/29/94              5,000            17.00       Broker
   10/24/94              2,500            17.63       Broker
   10/28/94              2,500            17.00       Broker
   10/31/94              2,500            17.75       Broker
                       -------
Total                  116,100
                       =======
Original Amount:       539,682
# Traded:              116,100
Shares Remaining:      423,582